The US Food and Drug Administration Clears Syneron's LiteTouch Dental Laser for a Wide Range of Hard and Soft Tissue Procedures

YOKNEAM, Israel—October 10, 2006—Syneron Medical Ltd. (NASDAQ: ELOS) today announced that the FDA granted clearance to market its dental laser device, the LiteTouch. The LiteTouch dental laser was developed by Syneron subsidiary, Light Instruments, a company specializing in advanced dental laser devices.

The LiteTouch dental laser has been cleared by the FDA to be marketed in the US for a wide range of hard and soft tissue applications used in dentistry and oral surgery.  Applications for which the LiteTouch has been cleared include, but are not limited to, caries treatment and removal and root canal procedures,  as well as a wide range of oral and dental surgical procedures, such as the excision and incision of oral soft tissue, and dental implants.

The LiteTouch is a compact high power dental laser that is based on proprietary technology developed by the Light Instruments subsidiary of Syneron. The LiteTouch is ideally designed to fit into the space-limited dental office with a very compact user friendly design and very low maintenance cost. The LiteTouch has excellent performance parameters enabling fast and effective use by dentists and oral surgeons for a wide range of hard and soft tissue applications.

"We are very pleased with the clearance of the LiteTouch by the FDA," said David Schlachet, Syneron's CEO. "This device will complement our activity of selling aesthetic devices to dentists in the US under our recently launched dental spa program,” Schlachet continued. “Now with FDA clearance, the marketing of the LiteTouch will open up even further cross selling opportunities for Syneron’s core medical aesthetic devices to the very large market of general dental practices in the US."

About Syneron

Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented elos combined-energy technology of Bi-Polar Radio Frequency and Light. The Company’s innovative elos technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Canada, European Headquarters in Germany, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Statements including, but not limited to, Syneron's expectations regarding cross selling opportunities to the dental market are forward-looking statements within the meaning of the safe harbor provisions of the Act. Undue reliance should not be placed on forward-looking statements. Syneron undertakes no obligation to update publicly any forward-looking statements to reflect new information, events or circumstances after the date they were made, or to reflect the occurrence of unanticipated events.

-###-

For more information, please contact:

David Seligman, CFO, +972-54-772-6229, email: cfo@syneron.com

Judith Kleinman, VP Investor Relations, +972-4-909-6282, email: ir@syneron.com

Nick Laudico, The Ruth Group, (646) 536 7030, email: nlaudico@theruthgroup.com